UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ____________

Commission file number 1-16095

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aetna 401(k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

REQUIRED INFORMATION

1.	Financial Statements and Schedules (and Notes thereto)
2.	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Aetna 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aetna 401(k) Plan

Date: June 23, 2016	By:	/s/ Thomas W. Weidenkopf
Name: Thomas W. Weidenkopf
Title: Executive Vice President, Chief Human Resources Officer

AETNA 401(k) PLAN

Note:	The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974, but have not been included as they are not applicable:

•	Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)

•	Schedule of Reportable Transactions

•	Nonexempt Transactions

•	Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

•	Schedule of Leases in Default or Classified as Uncollectible

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Aetna 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Aetna 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP
Hartford, Connecticut
June 23, 2016

AETNA 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
	2015	2014
Assets:
Investments:
Investments at fair value in the Aetna 401(k) Master Trust	$4,930,689,457	$4,631,864,243
Investments at contract value in the Aetna 401(k) Master Trust	1,701,903,367	1,675,528,427
Total investments	6,632,592,824	6,307,392,670
Participant loans	156,846,187	143,611,265
Receivables:
Employer contributions	11,859,762	10,876,238
Employee contributions	5,305,821	9,740,023
Total receivables	17,165,583	20,616,261
Net assets available for benefits	$6,806,604,594	$6,471,620,196

See accompanying Notes to Financial Statements.

AETNA 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015

Additions to assets attributed to
Investment income:
Income from investment in Aetna 401(k) Master Trust (note 3)	$143,131,343
Interest income from participant loans	6,700,671
Contributions:
Participant	312,355,887
Employer	199,155,940
Total contributions	511,511,827
Total additions	661,343,841
Deductions:
Benefits paid to participants	413,253,876
Administrative expenses	1,653,952
Total deductions	414,907,828
Net increase	246,436,013
Transfer from other plans (note 11)	88,548,385
Net assets available for benefits:
Beginning of year	6,471,620,196
End of year	$6,806,604,594

See accompanying Notes to Financial Statements.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of Plan
The following description of the Aetna 401(k) Plan (the Plan or 401(k)) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan, a participant-directed defined contribution plan, is a voluntary savings plan that provides retirement income to eligible employees who are U.S. employees, employed by Aetna Inc. (the Company) or a participating company. The Company's Benefits Finance Committee oversees the appropriateness of the Plan's investment offerings, and monitors investment performance. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Administration
The Plan has multiple investment options for eligible employees. The Plan’s record keeper is Voya Institutional Plan Services, LLC (Voya IPS) (fka ING Institutional Plan Services, LLC). The trustee of the Plan is State Street Bank (State Street). Effective January 1, 2013, the Company entered into a master trust agreement with State Street and established the Aetna 401(k) Master Trust (Master Trust). The Master Trust serves as the funding vehicle for the Plan. Each participating retirement plan has a divided interest in the individual assets of the Master Trust based upon participant direction.

(c)	Contributions
Qualified Automatic Contribution Arrangement
The Company includes a qualified automatic contribution arrangement in the Plan. New and rehired employees are automatically enrolled within ten days of their hire date. All employees are automatically enrolled in the Plan at a 3% pretax contribution rate unless the employee chooses a different rate or opts out of participation. Auto‑enrolled participants will have the automatic rate escalator feature enabled, which will automatically increase the pretax contribution rate by 1% each year to a maximum of 10% of eligible pay. To the extent that no investment election is made, contributions will be invested in the SSgA Target Retirement Fund that most closely matches the participant’s Social Security full retirement age. Participants may choose to change their contribution rate or reallocate their contributions among other investment funds available in the Plan. Participants may elect to make a Roth in-plan conversion.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Participant Contributions
Employees may elect to contribute 1% to 40% of their eligible pay on a pretax basis and/or on an after-tax basis as a Roth 401(k) contribution. Participants who are not highly compensated employees may also contribute 1% to 5% of their eligible pay on an after‑tax basis as a traditional (non-Roth account) contribution.
Eligible participants may contribute both pretax and Roth 401(k) contributions up to a combined maximum of $18,000 in 2015 and $17,500 in 2014 in accordance with the Internal Revenue Code (IRC) qualified retirement plan limits.
Employees age 50 and older are allowed to make an additional pretax contribution or Roth 401(k) contribution, or both, to the Plan over and above the Internal Revenue Service (IRS) plan limits. The maximum amount allowed for catch‑up contributions was $6,000 and $5,500 for tax years ended December 31, 2015 and 2014, respectively.
Lastly, participants may contribute amounts representing eligible rollover distributions from eligible retirement plans. These rollover amounts are considered to be participant contributions.
Employer Contributions
Participants are immediately eligible to receive a 100% employer company match contribution on the first 6% of eligible pay contributed to the Plan on a combined pretax and Roth 401(k) basis. The matching contributions are made in cash and invested according to each participant’s investment elections.
Participant pretax contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. Contributions are funded after each bi‑weekly payroll cycle.

(d)	Participant Investment Elections
Participants may direct their investment contributions and employer contributions among twenty-one investment options offered by the Plan. The twenty-one investment options currently offered include seven investment funds, eleven target retirement funds, Stable Value Option (SVO), Aetna Common Stock Fund, and a Self-Directed Brokerage Account. Participants are allowed to change their investment options subject to certain restrictions. The Company or an investment fund in the Plan may impose restrictions on the frequency of transfer from one investment fund to another or a limit on the investment percentage allowed for a particular fund. For example, participant elections to invest in the Aetna Common Stock Fund are limited to no more than 20% of the participant’s account balance.

(e)	Participant Accounts
On a bi‑weekly basis, each contributing participant’s account is credited with the participant’s contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(f)	Vesting
Participants are immediately vested in their deferral contributions and the Company’s matching contributions plus actual earnings thereon.

(g)	Participant Loans
Participants may borrow at a minimum $1,000 from their Plan account up to the lesser of $50,000 or 50% of the current value of their vested account balances. The loans are secured by the participant's vested account balance and bear interest at prime plus 1% at the time granted. A $50 per loan origination fee is charged to participants upon withdrawal. The amounts held for loans receivable are stated at amortized cost. As of both December 31, 2015 and 2014, interest rates on loans outstanding range from 3.25% to 10.50%.

(h)	Payment of Benefits
On termination of service, a participant with a vested account greater than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or Individual Retirement Account (IRA), or may defer payment to a later date. Participants with a vested interest of $5,000 or less may elect to take a lump sum distribution or roll over their account balance to another qualified plan or IRA. Participants who do not make an election with balances ranging from $1,000 to $5,000 will automatically have their balances rolled over to a Voya Individual Retirement Account.

(i)	Participant Forfeitures
Forfeitures that occur may vary from year to year depending upon various Plan activities such as forfeited accounts transferred to the Plan from acquired companies, and vesting rules regarding former performance‑based match programs. If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan’s terms. For the years ended December 31, 2015 and 2014, forfeited nonvested accounts totaled approximately $3,943 and $275, respectively. These forfeitures were or will be used to reduce future employer contributions or to offset plan expenses. In 2015 and 2014, forfeited nonvested accounts offset employer contributions by $6,761 and $350,317, respectively. Forfeitures are invested in the SVO fund (for additional information refer to note 5).

(j)	Employee Stock Ownership Plan
The portion of the Plan invested in the Aetna Common Stock fund is designated as an employee stock ownership plan (ESOP). Under the ESOP, a participant can elect to receive, in cash, dividends that are paid on stock in the Aetna Common Stock Fund or reinvest in the Aetna Common Stock Fund.

(2)	Summary of Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Investment held by the Plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

(b)	Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities in these financial statements and accompanying notes. Accordingly, actual results may differ from reported results using those estimates.

(c)	Investment Valuation and Income Recognition
Plan assets are held in the Master Trust, which is maintained by State Street, the trustee. The Master Trust investments are stated at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Master Trust investments, investment returns, and plan expenses are allocated to participating plans based on the underlying equity of each plan in each investment fund administered through the Master Trust. All investment allocations are participant-directed.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments represents both realized and unrealized gains and losses. Refer to note 4, Fair Value Measurement, for further information related to the valuation of Master Trust investments.

(d)	Plan Expenses
Investment management and advisory fees are deducted from fund earnings. Administrative expenses relating to plan administration, trustee, accounting and legal fees are charged based on a percentage of the Plan’s assets and allocated to each of the investment options.

(e)	Payment of Benefits
Benefits are recorded when paid. Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for benefits.

(f)	New Accounting Standards
Plan Investment Disclosures
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted.
Management elected to early adopt Part I and II. The adoption of this guidance did not have a material impact on the Plan’s financial position or operating results.

(g)	Future Application of Accounting Standards
Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)
Effective January 1, 2016, the Plan will adopt new accounting guidance related to disclosures for investments that calculate net asset value per share (NAV). This new guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Early adoption of this new guidance is permitted. The adoption of this new guidance will not have a material impact on the Plan’s financial position or operating results.
Recognition and Measurement of Financial Assets and Financial Liabilities
Effective January 1, 2018, the Plan will adopt amended accounting guidance related to the recognition and measurement of financial assets and financial liabilities. The new guidance revises certain disclosures regarding financial assets and liabilities. The adoption of this new guidance is not expected to have a material impact on the Plan’s financial position or operating results.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(3)	Investments in Master Trust
The Plan’s proportionate interest in the investments held by the trustee is approximately 100% at December 31, 2015 and approximately 99% in 2014. The following is financial information with respect to the Master Trust (excluding participant loans):

	As of December 31,
	2015	2014
Investments, at fair value:
Common/collective trusts	$4,041,233,996	3,915,825,138
Employer common stock	840,929,789	737,498,816
Money market funds and self-directed accounts	47,540,593	34,590,922
Net receivable (payable)	985,079	(95,889)
Total investments, at fair value:	$4,930,689,457	4,687,818,987

Investments, at contract value:
Stable value option (note 5)	1,701,903,367	1,695,535,749
Net investments available for plan benefits	$6,632,592,824	6,383,354,736

Net investments of Master Trust allocated to the Plan	$6,632,592,824	6,307,392,670

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

During 2015, the investments held by the trustee (including investments bought, sold, as well as held during the year) appreciated in value as follows:

2015

Net appreciation of investments	$137,707,617
Interest	8,375,325
Dividends	8,085,083
Other income\(loss)	(1,626,124)
Investment income	152,541,901

Master Trust expenses	(7,612,350)
Net investment income to the Master Trust	$144,929,551

Allocated Plan income from investment in Master Trust	$143,131,343

(4)	Fair Value Measurements

The Plan has adopted the guidance in ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. The fair values of the Plan’s financial assets are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information (inputs) that qualifies a financial asset or liability for each level:

•	Level 1 - Unadjusted quoted prices for identical assets in active markets.

•
Level 2 - Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, and credit risks) and inputs that are derived from or corroborated by observable markets.

•	Level 3 - Developed from unobservable data, reflecting management’s own assumptions.

When quoted prices in active markets for identical assets are available, management uses these quoted market prices to determine the fair value of financial assets and classifies these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, management estimates fair values using valuation methodologies based on available and observable market information. These financial assets would then be classified as Level 2. If quoted market prices are not available, management determines fair value using an analysis of each investment’s financial performance. In these instances, financial assets may be classified in Level 3 even though there may be some significant inputs that may be observable.
The following is a description of the valuation methodologies used for the Plan’s financial assets measured at fair value:
Common/Collective Trusts - Common/collective trusts invest in other collective investment funds otherwise known as the underlying funds. The Plan’s interest in the common/collective trust funds are based on the fair values of the underlying investments of the underlying funds. The underlying assets consist of U.S. Treasury, agency, corporate, mortgage‑backed, commercial mortgage‑backed and

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

asset‑backed securities, U.S. and international stocks, bonds and cash and cash equivalents. Investments in collective trust funds are valued at their respective net asset value per share/unit on the valuation date. The NAV, as provided by the trustee, issued as a practical expedient to estimate fair value.
Money Market Funds - Investments in money market funds are stated at fair value, which approximates amortized cost because the underlying investments are comprised of short‑term, highly liquid investments.
Employer Common Stock and Self‑Directed Brokerage Account - Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments in Aetna common stock and investments in the self-directed brokerage account.
Investments in all common collective trust funds can be redeemed at the current net asset value based on the fair value of the underlying assets. There are no withdrawal limits, redemption frequency limits or redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2015 or 2014.
The Master Trust investments with changes in fair value that are measured on a recurring basis at December 31, 2015 and 2014 are as follows:

	2015
	Level 1	Level 2	Level 3	Total
Assets:
Common/collective trusts	$—	4,041,233,996	—	4,041,233,996
Money market funds	—	15,070,126	—	15,070,126
Self directed brokerage account	32,470,467	—	—	32,470,467
Employer common stock	840,929,789	—	—	840,929,789
Total	$873,400,256	4,056,304,122	—	4,929,704,378

	2014
	Level 1	Level 2	Level 3	Total
Assets:
Common/collective trusts	$—	3,915,825,138	—	3,915,825,138
Money market funds	—	3,858,006	—	3,858,006
Self directed brokerage account	30,732,916	—	—	30,732,916
Employer common stock	737,498,816	—	—	737,498,816
Total	$768,231,732	3,919,683,144	—	4,687,914,876

There were no transfers between levels 1 and 2 during the years ended December 31, 2015 and 2014. Additionally, there were no transfers into or out of level 3 during the years ended December 31, 2015 and 2014.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(5)	Stable Value Option (SVO)
SVO holds investments in fully benefit‑responsive investment contracts. The SVO is comprised of seven synthetic guaranteed investment contracts (Synthetic GICs) that provide stable value guarantees and a cash and cash equivalent account, which collectively are managed by Invesco Advisers, Inc. (INVESCO). The Synthetic GICs are supported by investment portfolios holding a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2015 and 2014, the investment sub‑advisors responsible for managing these investments with INVESCO were Blackrock Financial Management, Inc., Voya Investment Management, Jennison Associates, PIMCO, Goldman Sachs and New York Life. The interest rates generated by these Synthetic GICs and the cash and cash equivalent account were blended together to determine the following quarterly SVO rate credited to participant accounts:

	SVO credited interest rates
	2015	2014
January – March	2.20%	1.90%
April – June	2.25%	1.95%
July – September	2.20%	2.05%
October - December	2.10%	2.05%

The SVO is presented at contract value on the Statements of Net Assets Available for Benefits and fair value on Schedule H, line 4i. The fair value of the Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the cash and cash equivalent account equals the contract value.
The SVO contract value represents the participant’s principal balance plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.
Certain events limit the ability of the Plan to transact at contract value with the investment advisors. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin‑offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The Synthetic GICs do not permit the investment advisors to terminate the agreement prior to the scheduled maturity date.
The Master Trust's valuation policies are consistent with industry standards for fully benefit-responsive investment contracts and utilize information provided by the investment advisers, custodians and insurance company.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

The following tables present the contract value and issuer rating for all Synthetic GICs held in the Master Trust at December 31, 2015 and 2014:

		2015		2014
		Investments		Investments
	Issuer	at contract	Issuer	at contract
Contract issuer and contract number	rating	value	rating	value
Transamerica Premier Life Insurance Co.
Contract MDA00728TR	AA-/A1	$260,215,344	AA-/A1	$282,697,187
RGA Reinsurance Co. Contract RGA00060	AA-/A1	204,769,063	AA-/A1	218,893,003
Voya Retirement Insurance & Annuity Co.
Contract 60363-C	A/A2	233,692,393	A-/A3	232,328,921
Voya Retirement Insurance & Annuity Co.
Contract 60363-D	A/A2	162,267,993	A-/A3	194,718,048
New York Life Insurance Co.
Contract GA-29016	AA+/Aaa	249,423,638	AA+/Aaa	253,515,960
Prudential Insurance Co. of America
Contract GA-62273	AA-/A1	227,898,291	AA-/A1	244,973,554
Pacific Life Insurance Co. G-027330.01.001	A+/A1	228,159,937	A+/A1	243,680,415
SSGA Prime Fund	NR/NR	135,476,708	NR/NR	24,728,661
Total		$1,701,903,367		$1,695,535,749

(6)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan’s trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

(7)	Tax Status
The IRS has determined and informed the plan administrator by a letter dated February 3, 2016, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax‑exempt.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(8)	Related‑Party Transactions
Certain investments in the Master Trust are managed by State Street Global Advisors (SSgA), a division of State Street. State Street is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party‑in‑interest transactions.
The Master Trust invests in the Aetna Common Stock Fund, which consists primarily of the Plan Sponsor’s own common stock, and therefore, the Master Trust’s investments in the Aetna Common Stock Fund constitute party‑in‑interest transactions.
The Master Trust’s SVO includes two Voya Retirement Insurance & Annuity Company insurance contracts. Voya IPS is the Plan recordkeeper. Both entities are owned by Voya and, therefore, these transactions constitute party‑in‑interest transactions.

(9)	Employer Contribution Receivable
At December 31, 2015 and 2014, a contribution receivable of $9,153,736 and $6,010,702 was recorded to accrue for year‑end employer matching contributions for certain employees whose pretax deferrals had not been made proportionately over the course of the year, respectively.
Accrued employer matching contributions for the days remaining after the last pay cycle of the year totaled $2,706,026 and $4,865,536 at December 31, 2015 and 2014, respectively.

(10)	Employee Contribution Receivable
Accrued participant contributions for the days remaining after the last pay cycle of the year totaled $5,305,822 and $9,740,023 at December 31, 2015 and 2014, respectively.

(11)	Mergers
Effective as of May 15, 2015, the Aetna Affiliate 401(k) Plan was merged with and into the Plan and all Affiliate 401(k) plan assets totaling $79,960,646 was transferred into the Plan on May 15, 2015. In addition, other plans were merged with and into the Plan totaling $8,587,739.

AETNA 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(12)	Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500, Schedule H as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$6,806,604,594	6,471,620,196
Amounts allocated to withdrawing participants	(6,129,234)	(5,815,793)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	29,944,166	55,518,453
Net assets available for benefits per Form 5500	$6,830,419,526	6,521,322,856
Increase in net assets available for benefits per the
financial statements, excluding transfers in	$246,436,013	449,277,083
Net change in amounts allocated to withdrawing participants	(313,441)	(2,995,681)
Net change on adjustment from contract value to fair
value for fully benefit-responsive investment contracts	(25,574,287)	10,794,256
Net income per Form 5500	$220,548,285	457,075,658
Benefits paid to participants per the financial statements	$413,253,876	396,754,808
Net change in amounts allocated to withdrawing participants	313,441	2,995,681
Benefits paid to participants per Form 5500	$413,567,317	399,750,489

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. Also, investments are recorded at fair value on the Form 5500 and at fair value (with an adjustment from fair value to contract value) on the accompanying financial statements.

(13)	Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(14)	Subsequent Events
The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued June 23, 2016 and determined there were no other items to disclose.

AETNA 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
EIN: 23-2229683 Plan# 004

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment	Cost**	Current value
*	State Street Bank and Trust Company	Investment in Aetna 401(k) Master Trust	—	$6,662,536,989

*	Participant Loan Fund	Participant loans; various maturities
		Interest rates: 3.25% – 10.50%	—	156,846,187
			—	$6,819,383,176

*	Party in interest
**	Historical cost is not required as all investments are participant-directed.

See accompanying report of independent registered public accounting firm.